                Filed by First Union Real Estate Equity and Mortgage Investments
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

        Subject Company: First Union Real Estate Equity and Mortgage Investments
                                                  Commission File No. 001-006249

                                     * * * *

THE FOLLOWING IS A PRESS RELEASE ISSUED BY FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS ON MAY 15, 2002

                                     * * * *

FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS

AT THE COMPANY
Neil H. Koenig
Interim Chief Financial Officer
(212) 949-1373

FOR IMMEDIATE RELEASE

            FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                        ANNOUNCES FIRST QUARTER RESULTS

NEW YORK, NEW YORK MAY 15, 2002 - FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS (NYSE:FUR) announced its financial results for the first quarter ended March 31, 2002.

Financial results for the three months ended March 31, 2002 and 2001 are as follows:

                                                              THREE MONTHS ENDED
                                                     -------------------------------------

  (IN THOUSANDS)                                        MARCH 31,           MARCH 31,
                                                          2002                2001
                                                     ----------------   ------------------
  Revenues                                           $        4,703     $         13,048
                                                     ===============    ==================

  Loss  before gains on sales of real
        estate, extraordinary loss from
        early extinguishment of debt and
        preferred dividend                                   (1,490)                (481)
  Gains on sales of real estate                                  -                29,987
  Extraordinary loss from early
        extinguishment of debt                                   -                  (889)
                                                     ----------------   ------------------
  Net (loss) income before preferred
       Dividend                                      $       (1,490)    $          28,617
                                                     ================   ==================

  Net (loss) income applicable to
       shares of beneficial interest                 $       (2,007)    $          28,100
                                                     ================   ==================

         For the three months ended March 31, 2002, First Union's net loss was $2.0 million compared to net income of $28.1 million for the same period in 2001. Net loss for the three months ended March 31, 2002 included $0.9 million of transaction costs related to the proposed transaction with Gotham Golf Corp., which are included in general and administrative expenses. Net income for the three months ended March 31, 2001 included $30.0 million of gains on sales of real estate relating to the sale of two shopping center properties, four office properties, five parking garages, one parking lot, a $1.5 million note receivable and certain assets used in operation of the properties (the "Purchased Assets"). First Union incurred a $0.9 million extraordinary loss from early extinguishment of debt relating to the first mortgage debt which was assumed as part of the sale of the Purchased Assets for the three months ended March 31,

2001. Property net operating income, which is defined as rent less operating expenses, and real estate taxes decreased for the three months ended March 31, 2002 to $1.8 million from $5.3 million for the same period in 2001. The decrease was attributable to the sale of properties in March 2001. Property net operating income for First Union's remaining real estate properties in the portfolio for the three months ended March 31, 2002 and 2001, increased by $0.1 million. First Union's affiliated manufacturing facility, VenTek, incurred a net loss of $0.5 million for the quarter ended March 31, 2002, as compared to a net loss of approximately $0.1 million for the quarter ended March 31, 2001. Revenue decreased for the three months ended March 31, 2002 to $0.9 million from $2.1 million in 2001 and cost of goods sold decreased to $1.4 million from $2.0 million for the same period. The decrease in both revenues and cost of goods sold with respect to VenTek is due to the winding down of current contracts and having nominal new business.

         Interest and dividends decreased during the three months ended March 31, 2002, as compared to the same period in 2001, due primarily to lower interest rates between the comparable three month periods. In addition, during the first quarter of 2001 a $.3 million dividend was accrued on the preferred shares of HQ Global Holdings, Inc.

         First Union declared a dividend of $3.5 million ($0.10 per share) to common shareholders and a dividend of $0.5 million ($0.525 per share) to Series A Cumulative Preferred Shareholders in the first quarter of 2002. Both dividends were paid April 30, 2002 to shareholders of record at the close of business on March 31, 2002.

PROPOSED TRANSACTION

First Union recently announced that its preliminary proxy materials were included in a Registration Statement on Form S-4, and additional materials were included on a Schedule 13E-3, each filed on May 13, 2002 with the Securities and Exchange Commission. The preliminary proxy materials of First Union may be found at the Commission's website, www.sec.gov, under the listings for either Gotham Golf Corp. ("Gotham Golf") or Southwest Shopping Centers Co. II, L.L.C. ("SSCC"). The Schedule 13E-3 filed by First Union, Gotham Golf and certain affiliates of Gotham Golf may be found at the Commission's website under the listing for First Union Real Estate Equity and Mortgage Investments.

The proxy materials of First Union were filed in connection with a meeting of shareholders to be called to approve the previously announced Agreement and Plan of Merger and Contribution ("Merger Agreement") dated February 13, 2002, as amended, among First Union, Gotham Golf and certain of their respective affiliates. The Merger Agreement is subject to the approval of First Union's common shareholders. Gotham Golf, which will be the surviving entity after the completion of the transactions contemplated by the Merger Agreement, and SSCC have filed the Registration Statement on Form S-4 with respect to securities that will be issued in connection with the merger.

INVESTORS AND SECURITY HOLDERS SHOULD READ THE DEFINITIVE MERGER AGREEMENT AND THE FORM S-4 OF GOTHAM GOLF AND SSCC FILED ON MAY 13, 2002 TO APPRISE THEMSELVES OF THE PROPOSED TRANSACTION. IN ADDITION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/FINAL PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The definitive proxy statement/prospectus will be filed with the Securities and Exchange

Commission by First Union, Gotham Golf and SSCC. Investors and security holders may obtain a free copy of the definitive proxy statement/final prospectus (when it becomes available) and other documents filed by First Union, Gotham Golf and SSCC with the Securities and Exchange Commission at the Commission's website at www.sec.gov. The definitive proxy statement/final prospectus and these other documents may also be obtained for free from First Union.

FORWARD LOOKING STATEMENTS

Certain statements contained in this news release that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. The uncertainties and risks include, but are not limited to, changes in market activity, changes in local real estate conditions and markets, actions by competitors, interest rate movements and general economic conditions. Further information about these matters can be found in the information included in the Annual Report filed by First Union with the SEC on Form 10-K for its fiscal year ended December 31, 2001, as amended.

First Union Real Estate Equity and Mortgage Investments is a NYSE-listed stapled-stock real estate investment trust (REIT) headquartered in New York, New York.

                                     * * * *

Collectively, as of February 13, 2002, the trustees and executive officers of First Union beneficially owned 10,802,818 First Union common shares, representing approximately 31% of the outstanding common shares of First Union. First Union and its respective trustees, directors, partners, executive officers and certain other related persons and employees may be soliciting or deemed to be soliciting proxies from First Union shareholders in favor of the proposed transaction. Shareholders of First Union may obtain additional information regarding the related persons and their interests by reading the definitive proxy statement/prospectus when it becomes available.

FIRST UNION REAL ESTATE EQUITY and MORTGAGE INVESTMENTS

Combined Statements of Operations

Unaudited (In thousands, except per share data)                                             Three Months Ended
                                                                                                 March 31,
                                                                                    ---------------------------------

                                                                                         2002               2001
                                                                                    -------------      --------------
Revenues
     Rents                                                                          $      3,297       $       9,100
     Sales                                                                                   945               2,110
     Interest and dividends                                                                  461               1,834
     Other income                                                                              -                   4
                                                                                    -------------      --------------
                                                                                           4,703              13,048
                                                                                    -------------      --------------

Expenses
     Property operating                                                                    1,270               2,921
     Cost of goods sold                                                                    1,373               2,049
     Real estate taxes                                                                       220                 843
     Depreciation and amortization                                                           509               2,284
     Interest                                                                              1,203               3,436
     General and administrative                                                            1,618               1,996
                                                                                    -------------      --------------
                                                                                           6,193              13,529
                                                                                    -------------      --------------

Loss before gains on sales of real estate, extraordinary loss from early
     extinguishment of debt and preferred dividend                                        (1,490)               (481)
     Gains on sales of real estate                                                             -              29,987
                                                                                    -------------      --------------
(Loss) income before extraordinary loss from  early extinguishment of
     debt and preferred dividend                                                          (1,490)             29,506
     Extraordinary loss from early extinguishment of debt                                      -                (889)
                                                                                    -------------      --------------
Net (loss) income before preferred dividend                                               (1,490)             28,617
     Preferred dividend                                                                     (517)               (517)
                                                                                    -------------      --------------
Net (loss) income applicable to shares of beneficial interest                       $     (2,007)      $      28,100
                                                                                    =============      ==============

Per share data
     Basic:
     (Loss) income before extraordinary loss from early extinguishment of debt      $      (0.06)      $        0.73
      Extraordinary loss from early extinguishment of debt                                     -               (0.02)
                                                                                    -------------      --------------
      Net (loss) income applicable to shares of beneficial interest                 $      (0.06)      $        0.71
                                                                                    =============      ==============

      Diluted:
      (Loss) income before extraordinary loss from early extinguishment of debt     $      (0.06)      $        0.66
      Extraordinary loss from early extinguishment of debt                                     -               (0.02)
                                                                                    -------------      --------------
      Net (loss) income applicable to shares of beneficial interest                 $      (0.06)      $        0.64
                                                                                    =============      ==============


      Basic weighted average shares                                                       34,806              39,654
                                                                                    =============      ==============
      Diluted weighted average shares                                                     34,806              44,499
                                                                                    =============      ==============